February 6, 2007	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com
Via Facsimile and Federal Express

United States Securities & Exchange Commission
Attention: Michael Clampitt
Mail Stop 4561
100 F. Street N.E.
Washington, D.C. 20549

Re:	Hydrogen Power, Inc. (f/k/a Hydrogen Power International, Inc., and Equitex, Inc.) (the “Company”) Amendment No. 2 to Form S-1 File No. 333-134155 Filed November 6, 2006

Dear Mr. Clampitt:

This letter responds on behalf of the Company to the comment letter from the Commission dated November 16, 2006 with respect to the filing referenced above. Included below are the SEC’s comments and the corresponding responses of the Company, which are being submitted together with Amendment No. 3 to Form S-1 (the “Amended Registration Statement”). For your convenience, we are also sending you two clean copies of the Amended Registration Statement, and two copies marked to show our changes from the filing made on November 6, 2006. References to page numbers are references to the page numbers of our marked courtesy copies.

Prospectus Cover Page

1.	As previously requested, revise the disclosure to clarify the sellers will be selling “at the market” or at other negotiated prices.

Please see the prospectus cover page of the Amended Registration Statement, which we have revised to include disclosure that the selling securityholders will be selling at the market or at other negotiated prices.

Selling Securityholders, page 18

2.
With regard to the sellers, “Global Hydro Fuel Technology, Inc.”, “Dil Gujral”, and “Aton Select Fund Limited” revise the Selling Securityholders section and the Plan of Distribution to identify these three as “underwriters”.

The Company has made appropriate revisions as requested. Please see the appropriate footnotes to the Selling Securityholders table and the Plan of Distribution (page 25 of the Amended Registration Statement).

Mr. Michael Clampitt
February 6, 2007

Incorporation by Reference

3.	Supplementally advise the staff as to the Company’s ability to comply with General Instruction VII D.1(a), (b) and (c) of Form S-1. In this regard, please provide an analysis.

The Company complies with the referenced instructions, as follows:

VII D.1(a):    The Company has not been during the last three years, and is not now, a “blank check company” as defined in Rule 419(a)(2). Under that rule, the Company is not a blank check company primarily because it is not an issuer of penny stock (please see the Company’s analysis for its compliance with Instruction VII D.1(c) below).

VII D.1(b):     The Company has not been during the last three years, and is not now, a “shell company” as defined in Rule 405. That rule defines a “shell company” as a “registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

    In this case, the Company (as evidenced by the financial statements contained in the Company’s Annual Reports on Forms 10-K for the years 2005 through 2003) has (1) had operations through its formerly wholly owned subsidiary, FastFunds Financial Corporation, and (2) has at all times during the past three years held substantially more than nominal assets, assets consisting solely of cash and cash equivalents, and assets consisting of cash, cash equivalents and only nominal other assets. In particular, at December 31, 2005, the Company had $2,526,300 in investments in Hydrogen Power, Inc., $21,997,466 in investments in FastFunds Financial Corporation. At December 31, 2004, the Company had significant prepaid expenses in the amount of $517,182, and $1,330,095 in property, equipment and leaseholds. At December 31, 2003, the Company had significant prepaid expenses in the amount of $314,372, $1,380,000 in property, equipment and leaseholds, and deferred tax assets of $ 3,358,393.

VII D.1(c):     The Company has not been during the last three years, and is not now, a registrant for an offering of “penny stock” as defined in Rule 3a51-1. Under paragraph (g) of that rule, the Company is not an issuer of penny stock because it is an issuer whose net tangible assets has exceeded $2,000,000 for each of the last three years. Specifically, in the years 2005 through 2001, the Company’s net tangible assets as reported in its Annual Reports on Forms 10-K have been $28,894,302 (2005), $15,446,603 (2004), $17,263,357 (2003), $17,697,355 (2002), and $20,665,569 (2001).

4.	Advise the staff how you determined that Hydrogen Power was the successor issuer to Equitex, as contemplated by General Instruction VII E.

The Company has not made a determination that Hydrogen Power was the successor issuer to Equitex. The September 25, 2006 merger between the two companies was done primarily to effectuate a change of name (from Equitex, Inc. to Hydrogen Power International, Inc.). The legal survivor to that merger was the Company, which thereafter became known as Hydrogen Power International, Inc. Furthermore, the Company has not made a determination that Hydrogen Power was the successor issuer to Equitex arising by virtue of the transactions effected pursuant to the March 14, 2006 Merger Agreement, due primarily to the fact that there was no certainty that, as a result of such transactions, the shareholders or management of Hydrogen Power would succeed to control of the Company.

Mr. Michael Clampitt
February 6, 2007

Nevertheless, even if there were a determination that Hydrogen Power was the successor issuer to Equitex, we believe the Company would still meet the requirements under Instruction VII E by virtue of the fact at the time of succession the Company (i.e., Equitex) met the conditions set forth in paragraphs A-D.2 of Instruction VII, and the Company has since that time continued to meet such requirements.

5.	Revise, if necessary, to include any Forms 10-Q or 8-K filed subsequent to the date of this letter.

We have so revised the Amended Registration Statement. Please see page 28.

Closing Comments

In response to your closing comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company expects to reiterate these acknowledgements upon its submission of an acceleration request relative to the subject filing.

* * * *

Please do not hesitate to contact me at (612) 672-8305 or William M. Mower at (612) 672-8358, with any questions concerning the responses included in this letter on behalf of the Company.

Sincerely,

/s/ Paul Chestovich

Paul D. Chestovich

PDC:ck

Mr. Michael Clampitt
February 6, 2007

cc:   James Matkin
    Tom Olson
    William M. Mower, P.A.